UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
___________________

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of June 2009

Commission File Number: 001-14550

China Eastern Airlines Corporation Limited
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(Translation of Registrant’s name into English)

2550 Hongqiao Road
Hongqiao Airport
Shanghai, China 200335
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(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:  ☒ Form 20-F    ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:  ☐ Yes    ☒ No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):    n/a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Eastern Airlines Corporation Limited (Registrant)

Date	June 23, 2009	By	/s/ Luo Zhuping
Name: Luo Zhuping
Title: Company Secretary

Certain statements contained in this announcement may be regarded as "forward-looking statements" within the meaning of the U.S. Securities Exchange Act of 1934, as amended.  Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements.  Further information regarding these risks, uncertainties and other factors is included in the Company's filings with the U.S. Securities and Exchange Commission.  The forward-looking statements included in this announcement represent the Company's views as of the date of this announcement.  While the Company anticipates that subsequent events and developments may cause the Company's views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws.  These forward-looking statements should not be relied upon as representing the Company's views as of any date subsequent to the date of this announcement.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)
(Stock code: 670)

ANNOUNCEMENT
Approval on waiver of the obligation of China Eastern Air Holding Company to make a general offer

Reference is made to (i) the announcement of China Eastern Airlines Corporation Limited (the "Company") dated 29 December 2008 in relation to the subscriptions of new A Shares and new H Shares of the Company by China Eastern Air Holding Company and CES Global Holdings (Hong Kong) Limited respectively (the "Announcement"); (ii) the announcement of the Company dated 13 May 2009 relating to the conditional approval of the non-public issue of A Shares by Public Offering Review Committee of CSRC; and (iii) the announcement of the Company dated 22 May 2009 relating to the approval of the non-public issue of H Shares by CSRC. Terms used herein shall have the same meanings as ascribed to them in the Announcement.

On 23 June 2009, the Company received a notice from CEA Holding that CEA Holding has received on 23 June 2009 from CSRC the approval in relation to China Eastern Air Holding Company being granted a waiver from the obligation to make a general offer to acquire shares of China Eastern Airlines Corporation Limited（《關於核准豁免中國東方航空集團公司要約收購中國東方航空服份有限公司股份義務的批覆》）(Zheng Jian Xu Ke [2009] No. 556), in which, CSRC agrees to waive the obligation of CEA Holding to make a general offer in connection with the subscriptions of 1,437,375,000 new A Shares and 1,437,375,000 new H Shares by CEA Holding (together with its overseas wholly-owned subsidiary).

As announced by the Company on the announcement dated 8 June 2009, the Company will issue an announcement of price-sensitive in nature and the Company is in the course of preparing such information for disclosure. Trading of the H shares of the Company has been suspended from 8 June 2009 and it will remain suspended until the publication of the said announcement.

By order of the Board
CHINA EASTERN AIRLINES CORPORATION LIMITED
Luo Zhuping
Director and Company Secretary

The Directors as at the date of this announcement are:

Liu Shaoyong	(Chairman)
Li Jun	(Vice Chairman)
Ma Xulun	(Director, President)
Luo Chaogeng	(Director)
Luo Zhuping	(Director, Company Secretary)
Hu Honggao	(Independent Non-executive Director)
Sandy Ke-Yaw Liu	(Independent Non-executive Director)
Wu Baiwang	(Independent Non-executive Director)
Zhou Ruijin	(Independent Non-executive Director)
Xie Rong	(Independent Non-executive Director)

Shanghai, the PRC
23 June 2009